SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report to Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number:  0-31212

Metal Storm Limited

(Translation of registrant’s name into English)

Level 34 Central Plaza One

345 Queen Street

Brisbane, QLD 4000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         ☒             Form 40-F         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(1)(7):    ☐

Note:  Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐        No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED (Registrant)

By:	/S/ SYLVIE MOSER-SAVAGE
Name: Sylvie Moser-Savage Title: Company Secretary

Date:    February 6, 2003

* Print the name and title of the signing officer under his Signature.

METAL STORM LIMITED A.C.N. 064 270 006

Company Contact:	Investor Contact:	Media Contact:
Sylvie Moser-Savage	Frank Sufferini	John Bayly
Metal Storm Limited	Orient Capital Pty Ltd	Bayly Willey Holt
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 3368 2355
ms@metalstorm.com

METAL STORM SIGNS TEAMING AGREEMENT WITH

CURTISS-WRIGHT/ VISTA CONTROLS FOR

CUSTOMER DEMONSTRATION OF A

REPEATABLE ACCESS DENIAL WEAPON SYSTEM

ARLINGTON, VA – January 27 2003: Metal Storm Limited (ASX Code: MST and NASDAQ ticker symbol: MTSX), announced today that it has signed a teaming agreement with VISTA Controls, Inc., a Curtiss-Wright company (NYSE: CW, CW.B), for research, development, construction and demonstration of the Metal Storm Repeatable Access Denial System (RADS).

Under this agreement, a Metal Storm stacked round RADS system will be combined with VISTA’s stabilised weapons platform, acquisition sensor, integrating software and fully integrated user console. Metal Storm and VISTA will conduct system performance studies and functional capability assessments of this weapon system to produce a fully integrated RADS demonstrator.

The RADS system is intended to be used for very close-in defence and can be utilised against small, lethal, rapidly moving hostile threats, either on land or at sea. It also incorporates Metal Storm’s new generation firing system, announced in a release by the company on 23 September 2002, which substantially reduces the complexity of the ballistic component of the weapon.

Mike O’Dwyer, President and Chief Executive Officer of Metal Storm said, “This agreement is an excellent example of how our company is now attracting prominent and highly capable US defence companies to join with us in advancing our proprietary electronic ballistic technology. VISTA Controls is a leader in designing and producing world class fire control sub-systems and related software, as evidenced by their product placement into key defence programs such as the Abrams main battle tank, the Bradley fighting vehicle, Global Hawk and the Space Shuttle upgrade program. We believe that combining our RADS technology, across a range or combination of calibres, with VISTA’s systems will provide Metal Storm with an enhanced performance capability. Our goal in 2003 is to demonstrate this fully integrated weapon system to defence agencies with a view to achieving production contracts.”

Mr. Darwin Beckel, President of VISTA Controls added, “We are very pleased to be teamed with Metal Storm in taking the unique capability of their new and versatile RADS system to the next level of development. Our company continually looks for new technologies that, when integrated into a network centric architecture, provide a powerful combination of firepower and information. We know of many customers that will be pleased to witness the demonstration we will be offering with the RADS product.”

Visit www.metalstorm.com

About Metal Storm

Metal Storm Limited is a research and development company based in Brisbane, Australia. The company is capturing attention from defence organisations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has approximately US$50 million in research and development funding in place to develop its technology from leading government defence-related agencies in Australia and the United States. Additionally, the company is well positioned to support the U.S. government’s more urgent homeland defence needs. Recently, the U.S. Department of Defense has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

About Curtiss-Wright and VISTA Controls:

Curtiss-Wright: Curtiss-Wright Corporation has a long history with its roots dating back to the Wright brothers’ first flight in 1903. They have taken their engineering strengths to several markets in which they have established three business segments: Controls, Flow Control and Metal Treatment. The Controls business segment designs, engineers and manufactures actuation components and systems used for leading and trailing edges wing flaps on commercial and military aircraft; systems for opening and closing weapons bay doors on fighter aircraft, suspension systems and turret stabilising and aiming systems for armored vehicles, integrated mission management and flight control computers, ammunition handling and fire control systems, and perimeter intrusion detection systems. Through the recent acquisition of Lau Defense Systems (LDS) and VISTA Controls, Curtiss-Wright is now a leading provider of “turn-key” mission critical military electronics systems, providing design, development, documentation, and support services. In addition to its core business of providing electronics systems to the U.S. military, Curtiss-Wright also offers perimeter intrusion detection security systems and has a licensing agreement for facial recognition products for certain U.S. Government and industrial markets. www.curtisswright.com

VISTA Controls Corp. (VISTA): VISTA Controls, with operations in Santa Clarita, Calif., and Littleton, Mass., designs and develops a wide variety of leading-edge defence electronics systems and board-level items including SBCs, graphics, high-speed data fabrics, I/O, memory, chassis and security sensor products. The company specialises in the design and development of electronics systems, turnkey power control, security networks and distribution subsystems with emphasis on manufacturing engineering, configuration and obsolescence management for military programs. Applications for its products range from mission processors, fire control and power distribution subsystems for ground vehicles, surface and subsurface naval platforms, and tactical and strategic fixed- and rotary-wing aircraft, to low- and high-earth orbit space vehicles and security sensors for fixed asset platforms. www.vistacontrols.com

Safe Harbor

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED A.C.N. 064 270 006

Company Contact:	Investor Contact:	Media Contact:
Sylvie Moser-Savage	Frank Sufferini	John Bayly
Metal Storm Limited	Orient Capital Pty Ltd	Bayly Willey Holt
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 3368 2355
ms@metalstorm.com

METAL STORM TECHNOLOGY SELECTED BY U.S. NAVY’s OFFICE OF NAVAL

RESEARCH FOR SMALL BUSINESS INNOVATION RESEARCH PROJECT

Naval Project Represents Fourth Small Business Innovation Research Program for

Metal Storm

ARLINGTON VA, 16 JANUARY, 2003: Metal Storm Limited (ASX Code: MST and NASDAQ ticker symbol: MTSX), announced today that the U.S. Navy’s Office of Naval Research (ONR) has made a Small Business Innovation Research (SBIR) award that selects Metal Storm’s digital technology as the ballistic system for the project. The Phase I SBIR award has been made to Metal Storm’s teaming partner, Schappell Automation Corporation, Inc. For Metal Storm, this award marks the fourth SBIR program success which utilises the company’s technology in the current round of awards.

The project, to be conducted under the Navy SBIR program, will utilise Metal Storm electronic ballistic technology in an innovative weapon system which can deliver a variety of projectiles against a number of different threats. The system is designed for use on naval vessels against close in threats as well as against hostile shipping. The weapon system can also be configured as a modular system for use by naval landing patrols and to protect port facilities thereby providing local security for ships at berth.

The Metal Storm weapon system provides options for responding to different threat levels, including the ability to select a less-than-deadly capability as a first response, with the ability to immediately choose a lethal response to meet increasing levels of threat.

Mike O’Dwyer, Metal Storm’s Chief Executive Officer and President said, “This SBIR from the US Navy highlights the utility of our weapon systems to meet a broad range of defence needs in all three services. It follows two Missile Defense Agency SBIRs for defending against a space launched missile attack, and an Army Research Office SBIR providing for the delivery of special projectiles in a pod-system. Taken together, these research programs are an indication of our success in promoting our technology to appropriate contacts within the US defence industry, which has led to an unprecedented number of inquiries regarding our technology.”

Schappell Automation Corporation (SAC) has extensive experience in robotics and automated weapon systems. The company has been responsible for a series of remotely controlled and autonomous land vehicle programs including the design, building and testing of DARPA’s Autonomous Land Vehicle as well as a number of other key programs.

The Department of Defense (DoD) SBIR program funds early stage R&D projects which serve defence needs and have the potential for commercialisation in private sector or military markets. SBIR proposals pass through three phases. Phase I is a six-month commercial feasibility concept stage. Success at this level can lead to an invitation to participate in a Phase II award of up to $750,000 over two years to develop the proposal to prototype stage. Phase III requires private sector funding to take the technology to commercialisation. In addition, the SBIR program provides for private funding into Phase II which can fast-track approvals and attracts up to 4 DoD dollars for every 1 dollar private contribution, thereby leveraging private sector investment.

www.metalstorm.com

***********************************************

About Office of Naval Research: www.onr.navy.mil

About SBIRs:    www.Acq.osd.mil/sadbu/sbir

                        :    www.navysbir.com

About SAC:

SAC have extensive experience in dealing with unique weapons systems. This dates back to early shipboard AAA weapons systems, DARPA’s Smart Weapons Program, and currently, applications of the Metal Storm technology as a result of joint activities with DARPA, SAIC and Metal Storm, Inc. SAC have also developed robotic vehicles as potential weapons platforms. SAC personnel have also been responsible for the development of targeting systems, weapons stabilisation platforms, area correlation systems, as well as target ranging and imaging systems for reconnaissance and target acquisition and tracking.

About Metal Storm:

Metal Storm Limited is a research and development company based in Brisbane, Australia. The Company is capturing attention from defence organisations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has approximately US$50 million in research and development funding in place to develop its technology from leading government defence-related agencies in Australia and the United States. Additionally, the company is well positioned to support the US government’s more urgent homeland defence needs. Recently, the US Department of Defense has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED

ASIC registered agent number		Bar Code 06427000M

Lodging party or agent name

address

Biller Code 17301

		B	Reference Number

	state Postcode	Pay	2290642700061

DX number and location

Telephone	Facsimile

This part to be completed by special Purpose Companies only— Refer to Guide for information about special purpose companies Please indicate if the company is one of the following:	☐ Superannuation Trustee Company ☐ Home Unit Company ☐ Non-Profit Company	If you employ less than 20 persons please provide an estimate of the time taken to complete this form include all time spent to read the instructions and provide the information ____ hrs _______ mins

	Australian Securities and Investments Commission	Form 316

A.S.I.C Logo	Annual Return Of a company	Corporations Act 2001 Sections 345,346,347,348

Declaration and Signature

A.	I declare that the information given on this annual return of 6 pages and any annexures is/are complete and correct at the date of signing.
B.	*I declare that within the period of one month prior to lodgement of this return the directors of the company
☑ Have
☐ Have not (please tick applicable box)
Resolved that they are of the opinion that there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

NOTE*: Declaration (B) should be struck out entirely if the company has lodged a financial report with ASIC within the 12 month period of the date of lodging this return

Print name	SYLVIE MOSER-SAVAGE	Capacity Company Secretary
DATE 30/01/2003	Sign here	• Sylvie Moser-Savage’s signature

This declaration must be completed, signed and dated by a current director or secretary of the company.

        PLEASE READ THE GUIDE TO THE ANNUAL RETURN BEFORE COMPLETING THE RETURN

1 Company Name	METAL STORM LIMITED

Australian Company Number	064 270 006
2 Annual Return Year	2002
3 Registered Office	New Registered Office Address
‘CENTRAL PLAZA ONE’ LEVEL 30’ 345 QUEEN STREET BRISBANE QLD 4000	Date of Change / /
Tick box if ASIC previously notified ☐
Does the company occupy the premises specified as the address of the registered office? If no, name of occupier Yes ☑ no ☐
Has the occupier of the premises consented in writing to the use of the specified address as the address of the registered office of the company and not withdrawn that consent? Yes ☐ no ☐
4 Principal Place of Business
New Principal Place of Business
‘CENTRAL PLAZA ONE’ LEVEL 34 345 QUEEN STREET BRISBANE QLD 4000	Date of Change / / Tick box if ASIC previously notified ☐

Date: 28/08/2002 Print number: 5151	Page 1 of 6
Bar code

METAL STORM LIMITED

5 Ultimate Holding Company
Name

If registered in Australia, show ACN or ARBN

If not registered in Australia. Show country of incorporation or formation

6 Company Officers

Carefully check all pre-printed details. If changes are necessary, draw a line through any incorrect details. show the correct information in the space next to the incorrect details

The following information is required for all company officers

Each item must appear on a separate line.

1.  Family name and all given names in full. (Initials are not acceptable)

2.  Unite, floor, building name, street number and name.

3.  Suburb/city, state and postcode.

The address for company officers should be the usual residential address unless otherwise provided under s205D

4.  If born in Australia – date of birth and city/town and state of birth. If not born in Australia – date of birth and city/town and country of birth.

5.  Office held and date of appointment.

For alternate directors, also include the director/s for whom they are alternate, the cessation date/s if known, and the terms of agreement. The cessation date/s can be future date/s

Changes

If changing an officer’s name or address, include the date the change occurred.

If adding or ceasing an officer, show the date of appointment, cessation or resignation.

ASIC has already been notified of the changes, show the details again and tick the box.

See “How to show changes” on the guide

Please tick if ASIC Previously notified

	Change of name	Date of Change / /	☐
CHRISTMAN, DANIEL WILLIAM
	Change of address	Date of Change / /	☐
2980 DARTMOUTH RD ALEXANDRIA
VA UNITED STATES OF AMERICA
05/05/1943 YOUNGSTOWN, OHIO UNITED STATES OF AMERICA
DIRECTOR 06/06/2002	Cease Date / /		☐

	Change of name	Date of Change / /	☐
DART, KEVIN JOHN
	Change of address	Date of Change / /	☐
11 SEAFARER COURT
PARADISE WATERS QLD 4217
28/04/1951 HORSHAM. VIC
DIRECTOR 05/10/1994	Cease Date / /		☐

	Change of name	Date of Change / /	☐
HEADING, JAMES BRETT LOCHRAN
	Change of address	Date of Change / /	☐
13 GREENMOUNT CLOSE
THE GAP QLD 4061
24/05/1956 BRISBANE QLD
DIRECTOR 30/03/1998	Cease Date / /

	Change of name	Date of Change / /	☐
O’DWYER, JAMES MICHAEL
	Change of address	Date of Change / /	☐
UNIT 112 ADMIRALTY QUAYS 32 MACROSSAN STREET
BRISBANE QLD 4000
12/09/1944 BRISBANE QLD
DIRECTOR 20/04/1994	Cease Date / /
SECRETARY 20/04/1994	Cease Date / /

	Change of name	Date of Change / /	☐
O’DWYER, TERANCE JAMES
	Change of address	Date of Change / /	☐
45 GUNNIN STREET
FIG TREE POCKET QLD 4069
23/10/1949 BRISBANE QLD
DIRECTOR 30/03/1998	Cease Date / /		☐

Date: 28/09/2002 Print number: 5151	Page 2 of 6

METAL STORM LIMITED

	Change of name	Date of Change / /	☐
OWENS, WILLIAM ARTHUR
	Change of address	Date of Change / /	☐
510 LAKE ST
KIRKLAND WAS UNITED STATES OF AMERICA
08/05/1940 NORTH DAKOTA UNITED STATES OF AMERICA
DIRECTOR 16/03/2000	Cease Date / /		☐

	Change of name	Date of Change / /	☐
PURSEY, PETER LOUIS GEORGE
	Change of address	Date of Change / /	☐
9 DORNIE PLACE
FIG TREE POCKET QLD 4069
04/01/1950 CORAKI NSW
DIRECTOR 21/10/1994	Cease Date / /

	Change of name	Date of Change / /	☐
WETZIG, PETER RONALD
	Change of address	Date of Change / /	☐
48 CRESSBROOK STREET
EIGHT MILE PLAINS QLD 4113
09/09/1948 BRISBANE QLD
SECRETARY 09/08/1999	Cease Date 13/12/2002

	Change of name	Date of Change / /	☐
COLE, STEVEN ALLAN
	Change of address	Date of Change / /	☐
7 BELLATT DRIVE
ASHMORE QLD 4214
26/06/1953 DEVONPORT TAS
ALTERNATE DIRECTOR 24/081999	Cease Date / /		☐
ALTERNATE FOR
	Cease Date / /		☐

***** Please add any new officeholders below line with dates of appointment ****

MOSER-SAVAGE, SYLVIE PAULINE

78 BUTTERFIELD STREET

HERSTON QLD 4006

13/08/1964 PARIS FRANCE

SECRETARY 16/12/2002

Date 28/09/2002 Print number 5151	Page 3 of 6

METAL STORM LIMITED

Items 7 & 8 must be completed by all companies limited by shares

7  Issued shares and Options

Class Code	Description – full title of share

ORD	ORDINARY

	SHARE			OPTIONS

Class Code	Total No. issued	Total Amount Paid	Total Amount Unpaid	Number of Unissued Shares subject to option

ORD	~~423403558~~	~~17019127.00~~	0.00	~~7545000~~

	438,879,556	26,947,548.00		36,794,951

8  List of Members (Shareholders)

Apart from companies limited by

Guarantee only, and some

Transferring financial institutions, all

Companies are required to provide

The details of the top 20 members of

Each class Provide the CAN or ARBN of the

Member, if applicable.

If the details of the members were recorded on the ASIC database from The Annual Return these details will be printed below. Add full details of any new members after the printed information	If the member details for the listed shares have ceased or changed, Draw a line through the name and Address and show the new information next to the printed Information.	A member who holds shares on Behalf of another person or Corporation is not the beneficial Owner of the shares (show ‘N’)

Member’s full name & address OR Executor’s/trustee’s full name & address	Class code (from item 7)	Total No. Of shares held	Are shares fully paid? (Y/N)	Are shares Beneficially Owned (Y/N)

SIRE PTY. LTD. A.C.N./A.R.B.N: 064 235 507 JOHN COOK GPO BOX 4237 SYDNEY NSW 2001	ORD	~~3850000~~ 2349000	Y	Y

~~IDAMENEO (NO 62) PTY LTD A.C.N./A.R.B.N: 002 675 023 1 MOLESWORTH LANE LONGUEVILLE NSW 2066~~	ORD	~~2099514~~	Y	Y

O’DWYER, JAMES MICHAEL 12 PEPPERTREE STREET SINNAMON PARK QLD 4073	ORD	131517059	Y	Y

~~KIDD, DAVID 56 KEESING ROAD DOUGLAS TOWNSVILL QLD 4810~~	ORD	~~850000~~	Y	Y

~~KIDD, BARBARA 56 KEESING ROAD DOUGLAS TOWNSVILL QLD 4810~~	ORD	~~850000~~	Y	Y

Date: 28/09/2002 Print number: 5151	Page 4 of 6

8  List of Members (Shareholders) (continued)

Apart from companies limited by

Guarantee only, and some

Transferring financial institutions, all

Companies are required to provide

The details of the top 20 members of

Each class
Provide the CAN or ARBN of the

Member, if applicable.

If the details of the members were recorded on the ASIC database from The Annual Return these details will be printed below. Add full details of any new members after the printed information	If the member details for the listed shares have ceased or changed, Draw a line through the name and Address and show the new information next to the printed Information.	A member who holds shares on Behalf of another person or Corporation is not the beneficial Owner of the shares (show ‘N’)

Member’s full name & address OR Executor’s/trustee’s full name & address	Class code (from item 7)	Total No. Of shares held	Are shares fully paid? (Y/N)	Are shares Beneficially Owned (Y/N)

DOUBLE KNOB PTY. LTD. A.C.N./A.R.B.N: 010 737 229 C/— MCCULLOUGH ROBERTSON LEVEL 2 66 EAGLE STREET BRISBANE QLD 4000	ORD	1055000	Y	Y

HARRIS, MICHAEL JOHN UNIT 188 ADMIRALTY TOWERS II 501 QUEEN STREET BRISBANE QLD 4000	ORD ORD	2000000 1725000	Y	Y

MILAROI PTY LTD A.C.N./A.R.B.N: 075 920 348 PO BOX 1061 INDOOROOPILLY CENTRE QLD 4068	ORD	~~7685000~~ 7385000	Y	Y

WALTON, BETTY 25 ADALUMA AVENUE BUDDINA QLD 4575	ORD	~~8025000~~ 8038500	Y	Y

BUGDEN, GRAHAM PO BOX 72 EVERTON PARK QLD 4053	ORD	~~6372775~~ 6285775	Y	Y

JEZDON PTY. LTD A.C.N./A.R.B.N: 006 869 905 PO BOX 7891 WATERFRONT PLACE QLD 4001	ORD	~~9496449~~ 6368559	Y	Y

CHARTER PACIFIC CORPORATION LIMITED A.C.N./A.R.B.N: 003 344 287 PO BOX 7891 WATERFRONT PLACE QLD 4001	ORD ORD	~~117689389~~ 48506039 2053344	Y Y	Y Y

MS INVESTMENTS NO 2 PTY LTD A.C.N./A.R.B.N: 088 007 185 C/— IPM SECURITIES PTY LTD GPO BOX 35 BRISBANE QLD 4001	ORD	~~3349213~~ 2904213	Y	Y

Date: 28/09/2002 Print number: 5151	Page 5 of 6

8  List of Members (Shareholders) (continued)

Apart from companies limited by

Guarantee only, and some

Transferring financial institutions, all

Companies are required to provide

The details of the top 20 members of

Each class

Provide the CAN or ARBN of the

Member, if applicable.

If the details of the members were recorded on the ASIC database from The Annual Return these details will be printed below. Add full details of any new members after the printed information	If the member details for the listed shares have ceased or changed, Draw a line through the name and Address and show the new information next to the printed Information.	A member who holds shares on Behalf of another person or Corporation is not the beneficial Owner of the shares (show ‘N’)

Member’s full name & address OR Executor’s/trustee’s full name & address	Class code (from item 7)	Total No. Of shares held	Are shares fully paid? (Y/N)	Are shares Beneficially Owned (Y/N)

~~MERRILL LYNCH (AUSTRALIA) NOMINEES PTY. LIMITED A.C.N./A.R.B.N: 003 925 031 LEVEL 41 120 COLLINSS STREET MELBOURNE VIC 3000~~	ORD	~~678881~~	Y	Y

ROSS, RAMON JOHN 6 BRODERICK STREET BALMAIN NSW 2041	ORD	895165	Y	Y

O’DWYER INVESTMENTS PTY LTD A.C.N./A.R.B.N: 010 495 315 12 PEPPERTREE STREET SINNAMON PARK QLD 4073	ORD	68212500	Y	Y

ANZ NOMINEES LIMITED A.C.N./A.R.B.N: 005 357 568 GPO BOX 2842AA MELBOURNE VIC 3001	ORD	~~10605350~~ 10889744	Y	Y

KIMSEY, JAMES V 1700 PENNSYLVANIA AVE WASHINGTON DC 20006 UNITED STATES OF AMERICA	ORD	1390154	Y	Y

****Please add any new members under this line.****

GLOBAL DEFENCE SYSTEMS PTY LTD 439 BAY STREET NORTH BRIGHTON VIC 3186	ORD	63450000	Y	Y

TOWER HOLDINGS PTY LTD LEVEL 17-33 BLIGH STREET SYDNEY NSW 2000	ORD	3076923	Y	Y

CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC 3001	ORD	1410455	Y	Y

GLOBAL MARKETS CAPITAL GROUP LLC/C THE CHRYSLER BUILDING 405 LEXINGTON AVE – 45th FLOOR NEW YORK NY UNITED STATES OF AMERICA	ORD	1121937	Y	Y

METAL STORM LIMITED A.C.N. 064 270 006 Date: 28/09/2002 Print number: 5151	Page 6 of 6